FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, May 12, 2004

Press release

SUEZ is ready for the July 1, 2004 Energy Market Opening in Europe

In France, SUEZ will market its electricity and natural gas offerings under the brand name

On July 1, 2004, European Union electricity and natural gas markets will be completely free for all business and public agency users, including in those May 1 new member countries.*

France: a major opportunity

The energy market opening offers a significant opportunity in France. As a matter of fact, the French energy market is Europe’s second largest with total annual consumption of 470 TWh. France is a priority market for SUEZ, offering high potential and the opportunity to strengthen the Group’s position as its second largest energy operator. SUEZ already has access to 7% of France’s production capacity and today enjoys a 5% share of the natural gas market. Starting July 1, 2004, 2.2 million French business and local agency consumers at 3.5 million sites will be able to choose their own electricity and natural gas suppliers.

SUEZ’s offering is uniquely diversified and flexible

SUEZ, the only energy provider in France offering both electricity and natural gas services, already supplies more than 483 customer sites throughout France. Its medium-term objective is to serve 10% of the French market open to competition.

The Group’s offering to eligible French consumers will be marketed under the “ELECTRABEL, SUEZ Group” label. It boasts a combination of unique advantages:

–	involvement in every aspect of the industry: electricity production, transmission, distribution, sales and the related energy services,

–	a substantial 6,520 MW production base that is competitive, flexible and diversified, drawing from complementary generating resources (hydraulic, nuclear, cogeneration) and offering customers optimal solutions adapted to their individual needs,

–	the customer service experience and sales networks of the Group’s other subsidiaries,

–	a regional office network already functioning in Nantes, Lille, Nancy, Lyon, Paris and operating soon in Toulouse, Marseilles, and Reims, and

–	a wide range of related energy services.

*	With the exception of the Czech Republic, whose market will open December 21, 2004, and Estonia which will open December 31, 2008.

The products and services of “ELECTRABEL, SUEZ Group” were designed to meet the needs of a variety of customer: local authorities, industry, small and medium-size businesses, and multi-site customers.

Starting May 12, SUEZ is launching a corporate advertising campaign in the national and regional press, as well as in magazines, to remind the public of the Group’s positioning, to establish the ELECTRABEL, SUEZ Group brand name, and to affirm SUEZ’s aim to be a credible energy market resource in France. This program will be followed by an ELECTRABEL, SUEZ Group advertising campaign focused on the various customer types, with a common baseline: “All our energy at your side.”

SUEZ is an international industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Financial Markets Authority. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contacts:
For France:	Arnaud Erbin: +331 4006 6489
Anne Liontas: +331 4006 6654	Bertrand Haas: +331 4006 6609
Catherine Guillon: +331 4006 6715	Eléonore de Larboust: +331 4006 1753
Antoine Lenoir: +331 4006 6650
For Belgium:
Guy Dellicour: +322 507 02 77

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : May 12, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary